Filed Pursuant to Rule 424(b)(3)

SEC File #333-217130

Prospectus Supplement

Dated August 13, 2019 (to Prospectus dated April 11, 2019)

1st FRANKLIN FINANCIAL CORPORATION

This Prospectus Supplement is part of, and should be read in conjunction with, the Prospectus dated April 11, 2019.

This Prospectus Supplement includes the quarterly report to investors filed as Exhibit 13 to the Quarterly Report on Form 10-Q for the three-month period ended June 30, 2019 of 1st Franklin Financial Corporation, filed with the Securities and Exchange Commission on August 13, 2019.

Exhibit 13

1st

FRANKLIN

FINANCIAL

CORPORATION

QUARTERLY

REPORT TO INVESTORS

AS OF AND FOR THE

THREE AND SIX MONTHS ENDED

JUNE 30, 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following narrative is Management’s discussion and analysis of the foremost factors that influenced 1st Franklin Financial Corporation’s and its consolidated subsidiaries’ (the “Company”, “our” or “we”) financial condition and operating results as of and for the three- and six-month periods ended June 30, 2019 and 2018.  This discussion and analysis and the accompanying unaudited condensed consolidated financial information should be read in conjunction with the Company's audited consolidated financial statements and related notes included in the Company’s 2018 Annual Report.  Results achieved in any interim period are not necessarily indicative of the results to be expected for any other interim or full year period.

Forward-Looking Statements:

Certain information in this discussion, and other statements contained in this Quarterly Report which are not historical facts, may be forward-looking statements within the meaning of the federal securities laws.  Such forward-looking statements involve known and unknown risks and uncertainties.  The Company's actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein.  Possible factors which could cause actual future results to differ from expectations include, but are not limited to, adverse general economic conditions, including changes in employment rates or in the interest rate environment, unexpected reductions in the size of or collectability of our loan portfolio, unexpected increases in our allowance for loan losses, reduced sales or increased redemptions of our securities, unavailability of borrowings under our credit facility, federal and state regulatory changes affecting consumer finance companies, unfavorable outcomes in legal proceedings and adverse or unforeseen developments in any of the matters described under “Risk Factors” in our 2018 Annual Report, as well as other factors referenced elsewhere in our filings with the Securities and Exchange Commission from time to time.  The Company undertakes no obligation to update any forward-looking statements, except as required by law.

The Company:

We are engaged in the consumer finance business, primarily in making consumer installment loans to individuals.  Other lending-related activities include the purchase of sales finance contracts from various dealers and the making of first and second mortgage real estate loans on real estate.  As of June 30, 2019, the Company’s business was operated through a network of 319 branch offices located in Alabama, Georgia, Louisiana, Mississippi, South Carolina and Tennessee.

We also offer optional credit insurance coverage to our customers when making a loan.  Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance.  Customers may request credit life insurance coverage to help assure that any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request accident and health insurance coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time.  In certain states where offered, customers may choose involuntary unemployment insurance for payment protection in the form of loan payment assistance due to unexpected job loss.  Customers may also choose property insurance coverage to protect the value of loan collateral against damage, theft or destruction.  We write these various insurance policies as an agent for a non-affiliated insurance company.  Under various agreements, our wholly-owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

The Company's operations are subject to various state and federal laws and regulations.  We believe our operations are in compliance with applicable state and federal laws and regulations.

Financial Condition:

Total assets of the Company increased $80.8 million (10%) to $877.2 million at June 30, 2019 compared to $796.4 million at December 31, 2018.  Growth in the Company’s cash and cash equivalents portfolio, net loan portfolio and investment portfolios were factors contributing to the increase in total assets.  An increase in other assets was also a primary contributing factor causing the increase.

Cash and cash equivalents (excluding restricted cash) increased $8.2 million (80%) at June 30, 2019 compared to prior year end.  The increase was mainly due the short-term investment of surplus funds generated by the insurance subsidiaries.

Restricted cash consists of funds maintained in restricted accounts at the Company's insurance subsidiaries in order to comply with certain requirements imposed on insurance companies by the State of Georgia and to meet the reserve requirements of its reinsurance agreements.  Restricted cash also includes escrow deposits held by the Company on behalf of certain mortgage real estate customers.  At June 30, 2019, restricted cash increased $1.7 million (45%) compared to December 31, 2018.  See Note 3, "Investment Securities" in the accompanying "Notes to Unaudited Condensed Consolidated Financial Statements" for further discussion of amounts held in trust.

Our net loan portfolio grew to $570.2 million at June 30, 2019 compared to $542.1 million at December 31, 2018, representing a $28.1 million (5%) increase.  Higher loan originations, especially during the second quarter, contributed to the growth.  Included in our net loan portfolio is our allowance for loan losses which reflects Management’s estimate of the level of allowance adequate to cover probable losses inherent in the loan portfolio as of the date of the statement of financial position.  To evaluate the overall adequacy of our allowance for loan losses, we consider the level of loan receivables, historical loss trends, loan delinquency trends, bankruptcy trends and overall economic conditions.  An increase in credit loss trends and higher delinquency trends resulted in a $3.0 million increase in our allowance for loan loss reserve as of June 30, 2019, which offset a portion of the increase in our net loan portfolio.  See Note 2, “Allowance for Loan Losses,” in the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for further discussion of the Company’s allowance for loan losses.  Management believes the allowance for loan losses is adequate to cover probable losses inherent in the portfolio at June 30, 2019; however, unexpected changes in trends or deterioration in economic conditions could result in additional changes in the allowance.  Any increase in our allowance for loan losses could have a material adverse impact on our results of operations or financial condition in the future.

Our investment securities portfolio increased $11.3 million (5%) at June 30, 2019 compared to the prior year-end.  The Company's investment portfolio consists mainly of U.S. Treasury bonds, government agency bonds and various municipal bonds.  A major portion of these investment securities have been designated as “available for sale” (99% as of June 30, 2019 and December 31, 2018) with any unrealized gain or loss, net of deferred income taxes, accounted for as other comprehensive income in the Company’s Condensed Consolidated Statements of Comprehensive Income.  Increases in unrealized gains on investments during the six months just ended also contributed to the growth in the portfolio.  A small portion of the Company’s investment portfolio represents securities carried at amortized cost and designated as “held to maturity,” as Management does not intend to sell, and does not believe that it is more likely than not that it would be required to sell, such securities before recovery of the amortized cost basis.  Management believes the Company has adequate funding available to meet liquidity needs for the foreseeable future.

Other assets increased $31.5 million (116%) at June 30, 2019 compared to December 31, 2018 mainly due to the Company’s adoption of the new lease accounting standard issued by the Financial Accounting Standards Board, Accounting Standards Update (“ASU”) 2016-02, “Leases Topic (842)”.  The standard requires all leases to be recognized on the balance sheet as a right-of-use asset and a corresponding lease liability.  For leases with term of 12 months or less, a practical expedient is available whereby a lessee may elect, by class of underlying asset, not to recognize a right-of use asset or lease liability.  The Company recorded $29.8 million in right-of-use assets at January 1, 2019, with a corresponding liability.  Increases in prepaid expenses also contributed to the increase in other assets.

Our senior debt is comprised of a line of credit from a bank and the Company’s senior demand notes and commercial paper debt securities.  Our subordinated debt is comprised of the variable rate subordinated debentures sold by the Company.  The aggregate amount of senior and subordinated debt outstanding at June 30, 2019 was $568.3 million compared to $530.6 million at December 31, 2018, representing an increase of $37.7 million (7%).  An increase in the use of the line of credit was a major factor contributing to the increase in overall debt.  Higher sales of the Company’s senior demand notes and commercial paper also contributed to the overall increase.  Offsetting a portion of the increase were reductions on balances outstanding on the Company’s subordinated debentures.

Accrued expenses and other liabilities increased $26.8 million (108%) to $51.7 million at June 30, 2019 compared to $24.9 million at December 31, 2018.  The aforementioned adoption of the new lease accounting standard was the primary reason for the increase.  A decrease in the accrual for the Company’s incentive bonus, as a result of payment of 2018 incentive bonuses in February 2019, offset a portion of the increase in accrued expenses and other liabilities.

Results of Operations:

During the three- and six-month periods ended June 30, 2019, total revenues were $64.2 million and $126.9 million, respectively, compared to $55.1 million and $109.8 million during the same periods a year ago.  Growth in our interest and finance charge revenue earned as a result of the increase in our loan portfolio during the comparable reporting periods was the primary reason for higher revenues.

Net income decreased $3.4 million (47%) and $2.6 million (24%) during the three- and six-month periods ended June 30, 2019, respectively, compared to the same periods a year ago.  Although revenues were higher as previously mentioned, an increase in our loan loss provision and increases in other operating expenses offset the increase in revenues resulting in a decline in net income during the current year reporting periods.

Net Interest Income

Net interest income represents the difference between income on earning assets (loans and investments) and the cost of funds on interest bearing liabilities.  Our net interest income is affected by the size and mix of our loan and investment portfolios as well as the spread between interest and finance charges earned on the respective assets and interest incurred on our debt.  Net interest income increased $6.2 million (15%) and $11.6 million (15%) during the three- and six-month periods ended June 30, 2019, respectively, compared to the same periods in 2018.  An increase in our average net principal loan balances of $109.8 million (21%) during the six months just ended compared to the same period a year ago resulted in higher interest and finance charges earned during the current year.

Average daily borrowings increased $76.1 million (16%) during the six-month period ended June 30, 2019 compared to the same period in 2018. In addition to higher average borrowings, the Company experienced increases in borrowing costs during the current year.  The Company's average borrowing rates were 3.34% and 2.81% during the six-month periods ended June 30, 2019 and 2018, respectively.  Interest expense increased approximately $1.4 million (42%) and $2.5 million (38%) during the three- and six-month periods just ended compared to the same periods a year ago due to the higher average daily borrowings and higher rates.

Management projects that, based on historical results, average net receivables will grow during the second half of 2019, and net interest income is expected to increase accordingly.  However, a decrease in net receivables or an increase in interest rates on outstanding borrowings could negatively impact our net interest income.

Insurance Income

Insurance revenues increased $1.4 million (13%) and $2.8 million (13%) during the three- and six-month periods ended June 30, 2019, respectively, compared to the same periods a year ago mainly due to an increase in loan customers opting for credit insurance on their loans.  A $.3 million and $1.1 million increase in insurance claims and expenses during the three and six-month periods just ended offset a portion of the increases in insurance revenues.

Other Revenue

There was a minimal increase in other revenue during the quarter just ended compared to the same quarter a year ago.  During the six-month period just ended, other revenue increased $.2 million compared to the same period a year ago.  The increases were mainly due to increases in sales of auto club memberships to loan customers.

Provision for Loan Losses

The Company’s provision for loan losses is a charge against earnings to maintain the allowance for loan losses at a level that Management estimates is adequate to cover probable losses inherent as of the date of the statement of financial position.

Our provision for loan losses increased $7.0 million (100%) and $9.3 million (62%) during the three- and six-month periods just ended compared the same periods a year ago due to higher net charge offs and an increase in our allowance for loan losses.  Net charge offs were $11.5 million and $21.5 million during the three- and six-month periods just ended, respectively, compared to $8.5 million and $16.7 million during the same comparable periods a year ago.

Based on the growth in receivables, higher net charge offs and higher delinquency rates on loans outstanding, Management increased the allowance for loan losses by $3.0 million to $46.0 million at June 30, 2019 compared to $43.0 million at December 31, 2018.  Determining a proper allowance for loan losses is a critical accounting estimate which involves Management’s judgment with respect to certain relevant factors, such as historical and expected loss trends, unemployment rates in various locales, delinquency levels, bankruptcy trends and overall general and industry specific economic conditions.

We believe that the allowance for loans losses is adequate to cover probable losses inherent in our portfolio; however, because the allowance for loan losses is based on estimates, there can be no assurance that the ultimate charge off amount will not exceed such estimates or that our loss assumptions will not increase.  Management may determine it is appropriate to increase the allowance for loan losses in future periods, or actual losses could exceed allowances in any period, either of which events could have a material negative impact on our results of operations in the future.

Other Operating Expenses

Other operating expenses increased $3.5 million (10%) and $6.6 million (9%) during the three- and six-month periods ended June 30, 2019, respectively, compared to the same periods a year ago.  Other operating expenses encompass personnel expense, occupancy expense and miscellaneous other expenses.

Personnel expense increased $.2 million (1%) and $2.2 million (5%) during the three- and six-month periods ended June 30, 2019, respectively, compared to the same periods in 2018.  The increases were primarily due to increases in our employee base, annual merit salary increases, matching contributions to our 401(k) plan and increased payroll taxes.  Increases in the Company’s accrual for bonus plan expense during the six-month period just ended also contributed to the increase in personnel expense for the same period.  A decrease in claims associated with the Company's self-insured medical program during the three- and six-month periods just ended offset a portion of the increase in personnel expense during the comparable periods.

Higher depreciation expenses, maintenance expenses, office material expenses, telephone expenses, utility expenses and increased rent expense caused occupancy expense to increase $.3 million (6%) and $.5 million (6%) during the three- and six-month periods ended June 30, 2019 compared to the same periods a year ago.

An increase in advertising expenses, computer expenses, credit bureau dues, postage expenses and taxes and license expenses were the primary factors causing the $3.1 million (42%) and $3.9 million (23%) increase in miscellaneous other operating expenses during the three- and six-month periods ended June 30, 2019 as compared to the same periods in 2018.  Lower aircraft operating expenses, dues and subscription expenses and insurance premium expenses offset a portion of the increase during the six-month period just ended.

Income Taxes

The Company has elected to be, and is, treated as an S corporation for income tax reporting purposes.  Taxable income or loss of an S corporation is passed through to, and included in the individual tax returns of, the shareholders of the Company, rather than being taxed at the corporate level.  Notwithstanding this election, however, income taxes continue to be reported for, and paid by, the Company's insurance subsidiaries as they are not allowed to be treated as S corporations, and for the Company’s state taxes in Louisiana, which does not recognize S corporation status.  Deferred income tax assets and liabilities are recognized and provisions for current and deferred income taxes continue to be recorded by the Company’s subsidiaries.  The Company uses the liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences.

Effective income tax rates were 19% and 17% during the three- and six-month periods ended June 30, 2019, respectively, compared to 10% and 13% during each of the same periods during 2018.  During the current year, the S Corporation has incurred a loss, which lowered the overall pre-tax income of the Company resulting in a higher effective tax rate for the 2019 reporting periods compared to the same periods in 2018.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “TCJA”) resulted in significant changes to the U.S. tax code, including a reduction in the maximum federal corporate income tax rate from 35% to 21%, effective January 1, 2018.  The tax rates of the Company’s insurance subsidiaries were also below statutory rates due to investments in tax exempt bonds.

Quantitative and Qualitative Disclosures About Market Risk:

Interest rates have increased slightly during the current year from the historical low levels during prior periods.  The possibility of market fluctuations in market interest rates during the remainder of the year could have an impact on our net interest margin.  Please refer to the market risk analysis discussion contained in our Annual Report as of and for the year ended December 31, 2018 for a more detailed analysis of our market risk exposure.  There were no material changes in our risk exposures in the six months ended June 30, 2019 as compared to those at December 31, 2018.

Liquidity and Capital Resources:

As of June 30, 2019 and December 31, 2018, the Company had $18.5 million and $10.3 million, respectively, invested in cash and cash equivalents (excluding restricted cash), the majority of which was held by the insurance subsidiaries.

The Company’s investments in marketable securities can be readily converted into cash, if necessary.  State insurance regulations limit the use an insurance company can make of its assets.  Dividend payments to a parent company by its wholly-owned life insurance subsidiary are subject to annual limitations and are restricted to the lesser of 10% of policyholders’ surplus or the net statutory gain from operations before recognizing realized investment gains of the individual insurance subsidiary during the prior year.  Dividend payments to a parent company by its wholly-owned property and casualty insurance subsidiary are subject to annual limitations and are restricted to the lesser of 10% of policyholders’ surplus or the net statutory income before recognizing realized investment gains of the individual insurance subsidiary during the prior two years.  At December 31, 2018, Frandisco Property and Casualty Insurance Company (“Frandisco P&C”) and Frandisco Life Insurance Company (“Frandisco Life”), the Company’s wholly-owned insurance subsidiaries, had policyholders’ surpluses of $100.2 million and $81.0 million, respectively.  The maximum aggregate amount of dividends these subsidiaries can pay to the Company in 2019, without prior approval of the Georgia Insurance Commissioner, is approximately $14.8 million.  On January 30, 2019, Management submitted a request for approval of two separate transactions involving dividends and/or lines of credit with overall maximum amounts of $50.0 million from Frandisco Life and $60.0 million from Frandisco P&C.  The Company would have the option to pay dividends and/or implement lines of credit.  The request was approved by the Georgia Insurance Commissioner on February 21, 2019.

Most of the Company’s liquidity requirements are financed through the collection of receivables and through the sale of short-term and long-term debt securities.  The Company’s continued liquidity is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public.  In addition to its receivables and securities sales, the Company has an external source of funds available under a credit facility with Wells Fargo Preferred Capital, Inc. (as amended, the “credit agreement”). The credit agreement provides for borrowings of up to $100.0 million or 70% of the Company's net finance receivables (as defined in the credit agreement), whichever is less, and has a maturity date of December 31, 2019.  Available borrowings under the credit agreement were $24.2 million and $46.8 million at June 30, 2019 and December 31, 2018 at an interest rate of 5.50% and 5.74%, respectively.  The credit agreement contains covenants customary for financing transactions of this type.  At June 30, 2019, the Company believes it was in compliance with all covenants.

As previously mentioned, the Company received approval for the insurance subsidiaries to pay extraordinary dividends and/or implement lines of credit to the Company.  Effective August 1, 2019, Frandisco Life Insurance Company established an unsecured revolving line of credit available to the Company for a maximum amount up to $45.0 million.  Frandisco Property and Casualty Insurance Company also established an unsecured revolving line of credit available to the Company for a maximum amount up to $47.0 million.  No amounts are currently outstanding on these lines.

Critical Accounting Policies:

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry. The Company’s critical accounting and reporting policies include the allowance for loan losses, revenue recognition and insurance claims reserves.  During the six months ended June 30, 2019, there were no material changes to the critical accounting policies or related estimates disclosed in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2018.

Allowance for Loan Losses

Provisions for loan losses are charged to operations in amounts sufficient to maintain the allowance for loan losses at a level considered adequate to cover probable credit losses inherent in our loan portfolio.

The allowance for loan losses is established based on the determination of the amount of probable losses inherent in the loan portfolio as of the reporting date.  We review, among other things, historical charge off experience, delinquency reports, historical collection rates, economic trends such as unemployment rates, gasoline prices, bankruptcy filings and other information in order to make what we believe are the necessary judgments as to probable losses.  Assumptions regarding probable losses are reviewed periodically and may be impacted by our actual loss experience and changes in any of the factors discussed above.

Revenue Recognition

Accounting principles generally accepted in the United States require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges.  An interest yield method is used by the Company on each individual account with precomputed charges to calculate income for those active accounts; however, state regulations often allow interest refunds to be made according to the Rule of 78’s method for payoffs and renewals.  Since the majority of the Company's accounts with precomputed charges are paid off or renewed prior to maturity, the result is that most of those accounts effectively yield on a Rule of 78's basis.

Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans.  These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method.  Some other cash loans and real estate loans, which do not have precomputed charges, have income recognized on a simple interest accrual basis.  Income is not accrued on any loan that is more than 60 days past due.

Loan fees and origination costs are deferred and recognized as adjustments to the loan yield over the contractual life of the related loan.

The property and casualty credit insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s property and casualty insurance subsidiary.  The premiums on these policies are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

The credit life and accident and health insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s life insurance subsidiary.  The premiums are deferred and earned using the pro-rata method for level-term life insurance policies and the effective yield method for decreasing-term life policies.  Premiums on accident and health insurance policies are earned based on an average of the pro-rata method and the effective yield method.

Insurance Claims Reserves

Included in unearned insurance premiums and commissions on the Unaudited Condensed Consolidated Statements of Financial Position are reserves for incurred but unpaid credit insurance claims for policies written by the Company, as agent for a non-affiliated insurance underwriter, and reinsured by the Company’s wholly-owned insurance subsidiaries.  These reserves are established based on generally accepted actuarial methods.  In the event that the Company’s actual reported losses for any given period are materially in excess of the previously estimated amounts, such losses could have a material adverse effect on the Company’s results of operations.

Different assumptions in the application of any of these policies could result in material changes in the Company’s consolidated financial position or consolidated results of operations.

Recent Accounting Pronouncements:

See “Recent Accounting Pronouncements” in Note 1 to the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for a discussion of any applicable recently adopted accounting standards and the expected impact of accounting standards recently issued but not yet required to be adopted.  For pronouncements already adopted, any material impacts on the Company’s consolidated financial statements are discussed in the applicable section(s) of this Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

1st FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	June 30,	December 31,
	2019	2018
ASSETS

CASH AND CASH EQUIVALENTS	$ 18,505,318	$ 10,279,497

RESTRICTED CASH	5,433,509	3,746,371

LOANS:
Direct Cash Loans	673,466,547	651,085,493
Real Estate Loans	34,748,774	31,655,000
Sales Finance Contracts	64,679,410	50,693,568
	772,894,731	733,434,061

Less:Unearned Finance Charges	105,664,866	98,377,069
Unearned Insurance Premiums and Commissions	50,997,228	49,949,190
Allowance for Loan Losses	46,000,000	43,000,000
Net Loans	570,232,637	542,107,802

INVESTMENT SECURITIES
Available for Sale, at fair value	223,914,569	212,199,716
Held to Maturity, at amortized cost	381,320	787,987
	224,295,889	212,987,703

OTHER ASSETS	58,761,892	27,246,364

TOTAL ASSETS	$ 877,229,245	$ 796,367,737

LIABILITIES AND STOCKHOLDERS' EQUITY

SENIOR DEBT	$ 539,778,013	$ 500,322,650
ACCRUED EXPENSES AND OTHER LIABILITIES	51,702,912	24,914,479
SUBORDINATED DEBT	28,519,529	30,270,450
Total Liabilities	620,000,454	555,507,579

COMMITMENTS AND CONTINGENCIES (Note 6)

STOCKHOLDERS' EQUITY:
Preferred Stock: $100 par value, 6,000 shares authorized; no shares outstanding	--	--
Common Stock
Voting Shares; $100 par value; 2,000 shares authorized; 1,700 shares outstanding	170,000	170,000
Non-Voting Shares; no par value; 198,000 shares authorized; 168,300 shares outstanding	--	--
Accumulated Other Comprehensive (Loss) Income	8,453,486	(319,979)
Retained Earnings	248,605,305	241,082,137
Total Stockholders' Equity	257,228,791	240,860,158

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 877,229,245	$ 796,367,737

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018

INTEREST INCOME	$ 50,733,368	$ 43,158,250	$ 100,429,041	$ 86,282,051
INTEREST EXPENSE	4,730,805	3,324,117	9,077,311	6,573,691
NET INTEREST INCOME	46,002,563	39,834,133	91,351,730	79,708,360

Provision for Loan Losses	13,965,736	6,971,067	24,508,305	15,171,675

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	32,036,827	32,863,066	66,843,425	64,536,685

INSURANCE INCOME
Premiums and Commissions	11,913,843	10,513,457	23,824,837	21,066,067
Insurance Claims and Expenses	3,068,488	2,700,954	6,402,549	5,281,484
Total Net Insurance Income	8,845,355	7,812,503	17,422,288	15,784,583

OTHER REVENUE	1,525,405	1,471,545	2,667,102	2,475,769

OTHER OPERATING EXPENSES
Personnel Expense	22,839,753	22,631,997	46,612,332	44,431,272
Occupancy Expense	4,479,776	4,220,660	8,977,083	8,494,409
Other	10,326,080	7,251,345	21,254,147	17,319,597
Total	37,645,609	34,104,002	76,843,562	70,245,278

INCOME BEFORE INCOME TAXES	4,761,978	8,043,112	10,089,253	12,551,759

Provision for Income Taxes	901,019	783,806	1,724,003	1,577,918

NET INCOME	$ 3,860,959	$ 7,259,306	$ 8,365,250	$ 10,973,841

BASIC EARNINGS PER SHARE
170,000 Shares Outstanding for All Periods (1,700 voting, 168,300 non-voting)	$ 22.71	$ 42.70	$ 49.21	$ 64.55

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018

Net Income	$ 3,860,959	$ 7,259,306	$ 8,365,250	$ 10,973,841

Other Comprehensive (Loss) Income:
Net changes related to available-for-sale securities
Unrealized (losses) gains	3,727,494	(271,522)	11,178,944	(6,630,410)
Income tax (benefit) expense	(776,921)	68,246	(2,329,189)	2,167,606
Net unrealized (losses) gains	2,950,573	(203,276)	8,849,755	(4,462,804)

Less reclassification of gain to net income (1)to	4,290	173,608	4,290	173,608

Total Other Comprehensive
(Loss) Gain	2,946,283	(376,884)	8,845,465	(4,636,412)

Total Comprehensive Income	$ 6,807,242	$ 6,882,422	$ 17,210,715	$ 6,337,429

(1)Reclassified $5,431 to other operating expenses and $1,141 to provision for income taxes on the Condensed Consolidated Statements of Income and Retained Earnings (Unaudited) during the three- and six-month periods ended June 30, 2019.

Reclassified $188,304 to other operating expenses and $14,696 to provision for income taxes on the Condensed Consolidated Statements of Income and Retained Earnings (Unaudited) during the three- and six-month periods ended June 30, 2018.

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Unaudited)

				Accumulated
				Other
	Common Stock		Retained	Comprehensive
	Shares	Amount	Earnings	Income (Loss)	Total

Three Months Ended June 30, 2019:
Balance at March 31, 2019	170,000	$ 170,000	$ 245,468,095	$ 5,507,203	$ 251,145,298
Comprehensive (Loss):
Net Income	—	—	3,860,959	—
Other Comprehensive Income	—	—	—	2,946,283
Total Comprehensive Income	—	—	—	—	6,807,242
Cash Distributions Paid	—	—	(723,749)	—	(723,749)
Balance at June 30, 2019	170,000	$ 170,000	$ 248,605,305	$ 8,453,486	$ 257,228,791

Three Months Ended June 30, 2018:
Balance at March 31, 2018	170,000	$ 170,000	$ 230,252,382	$ 390,676	$ 230,813,058
Comprehensive Income:
Net Income	—	—	7,259,306	—
Other Comprehensive Loss	—	—	—	(430,956)
Total Comprehensive Income	—	—	—	—	6,828,350
Cash Distributions Paid	—	—	(1,312,741)	—	(1,312,741)
Balance at June 30, 2018	170,000	$ 170,000	$ 236,198,947	$ (40,280)	$ 236,328,667

Six Months Ended June 30, 2019:
Balance at December 31, 2018	170,000	$ 170,000	$ 241,082,137	$ (391,979)	$ 240,860,158
Comprehensive Income:
Net Income	—	—	8,365,250	—
Other Comprehensive Income	—	—	—	8,845,465
Total Comprehensive Income	—	—	—	—	17,210,715
Cash Distributions Paid	—	—	(842,082)	—	(842,082)
Balance at June 30, 2019	170,000	$ 170,000	$ 248,605,305	$ 8,453,486	$ 257,228,791

Six Months Ended June 30, 2018:
Balance at December 31, 2017	170,000	$ 170,000	$ 227,329,870	$ 4,596,132	$ 232,096,002
Comprehensive Income:
Net Income	—	—	10,973,841	—
Other Comprehensive Loss	—	—	—	(5,428,435)
Total Comprehensive Income	—	—	—	—	5,545,406
Adjustment Resulting from the Adoption of Accounting Standard (Note 1)	—	—	(792,023)	792,023	—
Cash Distributions Paid	—	—	(1,312,741)	—	(1,312,741)
Balance at June 30, 2018	170,000	$ 170,000	$ 236,198,947	$ (40,280)	$ 236,328,667

See Notes to Consolidated Financial Statements

1ST FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended
	June 30,
	2019	2018

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$ 8,365,250	$ 10,973,841
Adjustments to reconcile net income to net cash Provided by operating activities:
Provision for loan losses	24,508,305	15,171,675
Depreciation and amortization	2,420,789	2,310,174
Provision for deferred (prepaid) income taxes	101,845	63,591
Other	9,010	(187,827)
Decrease (increase) in miscellaneous other assets	(1,661,052)	1,092,369
Increase (decrease) in other liabilities	(5,597,982)	(6,900,669)
Net Cash Provided	28,146,165	22,523,154

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans originated or purchased	(258,275,210)	(230,159,232)
Loan payments	205,642,070	191,536,689
Purchases of marketable debt securities	(3,265,479)	(15,527,033)
Redemptions of marketable debt securities	3,105,000	14,143,275
Fixed asset additions, net	(2,301,947)	(1,462,396)
Net Cash Used	(55,095,566)	(41,468,697)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in senior demand notes	965,988	2,749,561
Advances on credit line	93,325,848	264,888
Payments on credit line	(70,656,848)	(264,888)
Commercial paper issued	47,501,544	28,017,701
Commercial paper redeemed	(31,681,169)	(15,541,851)
Subordinated debt securities issued	3,093,882	3,070,558
Subordinated debt securities redeemed	(4,844,803)	(5,012,647)
Dividends / Distributions	(842,082)	(1,312,741)
Net Cash Provided	36,862,360	11,970,581

NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	9,912,959	(6,974,962)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning	14,025,868	35,243,781

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, ending	$ 23,938,827	$ 28,268,819

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Interest Paid	$ 8,937,647	$ 6,639,140
Income Taxes Paid	1,585,000	1,690,000
Non-cash Exchange of Investment Securities	-	341,692

See Notes to Unaudited Condensed Consolidated Financial Statements

-NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS-

Note 1 – Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto as of December 31, 2018 and for the year then ended included in the Company's 2018 Annual Report filed with the Securities and Exchange Commission.

In the opinion of Management of the Company, the accompanying unaudited condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the Company's consolidated financial position as of June 30, 2019 and December 31, 2018, its consolidated results of operations and comprehensive income for the three and six-month periods ended June 30, 2019 and 2018 and its consolidated cash flows for the six months ended June 30, 2019 and 2018. While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

The Company’s financial condition and results of operations as of and for the three- and six-month periods ended June 30, 2019 are not necessarily indicative of the results to be expected for the full fiscal year or any other future period.  The preparation of financial statements in accordance with GAAP requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities at and as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ materially from those estimates.

The computation of earnings per share is self-evident from the accompanying Condensed Consolidated Statements of Income and Retained Earnings (Unaudited).  The Company has no dilutive securities outstanding.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported shown in the condensed consolidated statements of cash flows:

	June 30, 2019	June 30, 2018
Cash and Cash Equivalents	$ 18,505,318	$ 23,879,783
Restricted Cash	5,433,509	4,389,036
Total Cash, Cash Equivalents and Restricted Cash	$ 23,938,827	$ 28,268,819

Recent Accounting Pronouncements:

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09 (“ASC 606”), “Revenue from Contracts with Customers”.  Under the guidance, companies are required to recognize revenue when the seller satisfies a performance obligation, which would be when the buyer takes control of the good or service.  The Company adopted this guidance using the “modified retrospective” method effective January 1, 2018; as such, the Company applied the guidance only to the most recent period presented in the financial statements.  The Company categorizes its primary sources of revenue into three categories: (1) interest related revenues, (2) insurance related revenue and (3) revenue from contracts with customers.

•Interest related revenues are specifically excluded from the scope of ASC 606 and accounted for under ASC Topic 310, “Receivables”.

•Insurance related revenues are subject to industry-specific guidance within the scope of ASC Topic 944, “Financial Services – Insurance” which remains unchanged.

•Other revenues primarily relate to commissions earned by the Company on sales of auto club memberships.  Auto club commissions are revenue from contracts with customers and are accounted for in accordance with the guidance set forth in ASC 606.

Other revenues, as a whole, are immaterial to total revenues.  There was no change to previously reported amounts from the cumulative effect of the adoption of ASC 606.

In February 2016, the FASB issued ASU 2016-02, “Leases Topic (842): Leases.”  This ASU supersedes existing guidance on accounting for leases in Leases (Topic 840).  The update requires disclosures regarding key information about leasing arrangements and requires all leases for a leasee to be recognized on the balance sheet as a right-of-use asset and a corresponding lease liability.  For leases with a term of 12 months or less, a practical expedient is available whereby a lessee may elect, by class of underlying asset, not to recognize a right-of-use asset or lease liability.  The Company adopted the new standard during the first quarter using the modified retrospective transition method resulting in the recording of a right-to-use asset of $29.7 million on the balance sheet and a corresponding liability.  Prior period amounts have not been adjusted and continue to be reported in accordance with the previous accounting guidance.  The Company utilized the package of practical expedients allowing the Company to not reassess whether a contract is or contains a lease, lease classification and initial direct costs.  As part of the adoption of the accounting standard, the Company elected to not recognize short-term leases on the condensed consolidated balance sheet.  All non-lease components, such as common area maintenance, were excluded.  See Note 5.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses”.  This ASU amends existing guidance to replace current generally accepted accounting principles used to measure a reporting company’s credit losses.  The objective of the update is to provide financial statement users with more information regarding the expected credit losses on commitments to extend credit held by a reporting company at each reporting date.  Amendments in the update replace the incurred losses and impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of information that supports credit loss estimates.  The ASU is effective for annual and interim periods beginning after December 15, 2019.  The Company is currently evaluating the impact this accounting standard is expected to have on our consolidated financial statements.

There have been no updates to other recent accounting pronouncements described in our 2018 Annual Report and no new pronouncements that Management believes would have a material impact on the Company.

Note 2 – Allowance for Loan Losses

The allowance for loan losses is based on Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio.  Management’s approach to estimating and evaluating the allowance for loan losses is on a total portfolio level based on historical loss trends, bankruptcy trends, delinquency trends, the level of receivables at the balance sheet date, payment patterns and economic conditions primarily including, but not limited to, unemployment levels and gasoline prices.  Historical loss trends are tracked on an on-going basis.  The trend analysis includes statistical analysis of the correlation between loan date and charge off date, charge off statistics by the total loan portfolio, and charge off statistics by branch, division and state.  If trends indicate an adjustment to the allowance for loan losses is warranted, Management will make what it considers to be appropriate adjustments.  The level of receivables at the balance sheet date is reviewed and adjustments to the allowance for loan losses are made if Management determines increases or decreases in the level of receivables warrants an adjustment.  The Company uses monthly unemployment statistics, and various other monthly or periodic economic statistics, published by departments of the U.S. government and other economic statistics providers to determine the economic component of the allowance for loan losses.  Such allowance is, in the opinion of Management, sufficiently adequate for probable losses in the current loan portfolio.  As the estimates used in determining the loan loss reserve are influenced by outside factors, such as consumer payment patterns and general economic conditions, there is uncertainty inherent in these estimates.  Actual results could vary based on future changes in significant assumptions.

Management does not disaggregate the Company’s loan portfolio by loan class when evaluating loan performance.  The total portfolio is evaluated for credit losses based on graded contractual delinquency and other economic conditions. The Company classifies delinquent accounts at the end of each month according to the Company’s graded delinquency rules which includes the number of installments past due at that time, based on the then-existing terms of the contract.

Accounts are classified in delinquency categories of 30-59 days past due, 60-89 days past due, or 90 or more days past due based on the Company’s graded delinquency policy.  When a loan meets the Company’s charge-off policy, the loan is charged off, unless Management directs that it be retained as an active loan.  In making this charge off evaluation, Management considers factors such as pending insurance, bankruptcy status and other indicators of collectability.  The amount charged off is the unpaid balance less the unearned finance charges and the unearned insurance premiums, if applicable.

Management ceases accruing finance charges on loans that meet the Company’s non-accrual policy based on grade delinquency rules, generally when two payments remain unpaid on precomputed loans or when an interest-bearing loan is 60 days or more past due.  Finance charges are then only recognized to the extent there is a loan payment received or when the account qualifies for return to accrual status.  Accounts return to accrual status when the graded delinquency on a precomputed loan is less than two payments and on an interest-bearing loan when it is less than 60 days past due.  There were no loans 60 days or more past due and still accruing interest at June 30, 2019 or December 31, 2018.  The Company’s principal balances on non-accrual loans by loan class as of June 30, 2019 and December 31, 2018 are as follows:

Loan Class	June 30, 2019	December 31, 2018

Consumer Loans	$ 28,174,565	$ 28,218,125
Real Estate Loans	1,414,940	1,189,848
Sales Finance Contracts	1,701,699	1,607,609
Total	$ 31,291,204	$ 31,015,582

An age analysis of principal balances on past due loans, segregated by loan class, as of June 30, 2019 and December 31, 2018 follows:

June 30, 2019	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due Loans

Consumer Loans	$ 19,437,668	$ 10,655,470	$ 20,621,108	$ 50,714,246
Real Estate Loans	973,835	302,223	1,620,683	2,896,741
Sales Finance Contracts	1,191,526	584,850	1,228,646	3,005,022
Total	$ 21,603,029	$ 11,542,543	$ 23,470,437	$ 56,616,009

December 31, 2018	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due Loans

Consumer Loans	$ 17,186,773	$ 9,540,549	$ 20,260,825	$ 46,988,147
Real Estate Loans	762,705	329,915	1,142,368	2,234,988
Sales Finance Contracts	1,197,338	572,552	1,193,146	2,963,036
Total	$ 19,146,816	$ 10,443,016	$ 22,596,339	$ 52,186,171

In addition to the delinquency rating analysis, the ratio of bankrupt accounts to the total loan portfolio is also used as a credit quality indicator.  The ratio of bankrupt accounts outstanding to total principal loan balances outstanding at June 30, 2019 and December 31, 2018 was 2.15% and 2.09%, respectively.

Nearly our entire loan portfolio consists of small homogeneous consumer loans (of the product types set forth in the table below).

June 30, 2019	Principal Balance	% Portfolio	6 Months Net Charge Offs	% Net Charge Offs

Consumer Loans	$ 671,745,760	87.3%	$ 20,507,097	95.3
Real Estate Loans	34,063,449	4.4	7,279.1
Sales Finance Contracts	63,982,248	8.3	993,929	4.6
Total	$ 769,791,457	100.0%	$ 21,508,305	100.0%

June 30, 2018	Principal Balance	% Portfolio	6 Months Net Charge Offs (Recoveries)	% Net Charge Offs

Consumer Loans	$ 557,981,537	88.7%	$ 16,089,435	96.5
Real Estate Loans	28,525,987	4.5	9,271	1
Sales Finance Contracts	42,500,778	6.8	572,969	3.4
Total	$ 629,008,302	100.0%	$ 16,671,675	100.0%

Sales finance contracts are similar to consumer loans in nature of loan product, terms, customer base to whom these products are marketed, factors contributing to risk of loss and historical payment performance, and together with consumer loans, represented approximately 96% of principal balances outstanding in Company’s loan portfolio at both June 30, 2019 and 2018.  As a result of these similarities, which have resulted in similar historical performance, consumer loans and sales finance contracts represent substantially all loan losses.  Real estate loans and related losses have historically been insignificant, and, as a result, we do not stratify the loan portfolio for purposes of determining and evaluating our loan loss allowance.  Due to the composition of the loan portfolio, the Company determines and monitors the allowance for loan losses on a collectively evaluated, single portfolio segment basis.  Therefore, a roll forward of the allowance for loan loss activity at the portfolio segment level is the same as at the total portfolio level.  We have not acquired any impaired loans with deteriorating quality during any period reported.  The following table provides additional information on our allowance for loan losses based on a collective evaluation:

	Three Months Ended		Six Months Ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Allowance for Credit Losses:
Beginning Balance	$ 43,500,000	$ 42,500,000	$ 43,000,000	$ 42,500,000
Provision for Loan Losses	13,965,736	6,971,067	24,508,305	15,171,675
Charge-offs	(15,526,988)	(12,220,420)	(29,726,870)	(24,369,539)
Recoveries	4,061,252	3,749,353	8,218,565	7,697,864
Ending balance; collectively evaluated for impairment	$ 46,000,000	$ 41,000,000	$ 46,000,000	$ 41,000,000

	Three Months Ended		Six Months Ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Finance receivables:
Ending balance; collectively evaluated for impairment	$ 769,791,457	$ 629,008,302	$ 769,791,457	$ 629,008,302

Troubled Debt Restructurings ("TDRs") represent loans on which the original terms have been modified as a result of the following conditions: (i) the restructuring constitutes a concession and (ii) the borrower is experiencing financial difficulties. Loan modifications by the Company involve payment alterations, interest rate concessions and/ or reductions in the amount owed by the borrower.  The following table presents a summary of loans that were restructured during the three months ended June 30, 2019.

	Number Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Consumer Loans	4,286	$ 12,546,322	$ 11,990,277
Real Estate Loans	7	66,178	66,178
Sales Finance Contracts	179	695,639	659,460
Total	4,472	$ 13,308,139	$ 12,715,915

The following table presents a summary of loans that were restructured during the three months ended June 30, 2018.

	Number Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Consumer Loans	3,770	$ 9,381,669	$ 9,058,965
Real Estate Loans	13	112,589	105,807
Sales Finance Contracts	139	368,299	355,176
Total	3,922	$ 9,862,557	$ 9,519,948

The following table presents a summary of loans that were restructured during the six months ended June 30, 2019.

	Number Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Consumer Loans	8,941	$ 25,191,874	$ 24,170,946
Real Estate Loans	19	326,510	324,687
Sales Finance Contracts	379	1,373,113	1,310,166
Total	9,339	$ 26,891,497	$ 25,805,799

The following table presents a summary of loans that were restructured during the six months ended June 30, 2018.

	Number Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Consumer Loans	7,591	$ 18,263,137	$ 17,621,888
Real Estate Loans	24	212,000	204,988
Sales Finance Contracts	271	733,623	705,055
Total	7,886	$ 19,208,760	$ 18,531,931

TDRs that occurred during the twelve months ended June 30, 2019 and subsequently defaulted during the three months ended June 30, 2019 are listed below.

	Number Loans	Pre-Modification Recorded Investment

Consumer Loans	1,902	$ 3,478,965
Real Estate Loans	-	-
Sales Finance Contracts	63	156,739
Total	1,965	$ 3,635,704

TDRs that occurred during the twelve months ended June 30, 2018 and subsequently defaulted during the three months ended June 30, 2018 are listed below.

	Number Loans	Pre-Modification Recorded Investment

Consumer Loans	1,500	$ 2,418,293
Real Estate Loans	-	-
Sales Finance Contracts	44	98,585
Total	1,544	$ 2,516,878

TDRs that occurred during the twelve months ended June 30, 2019 and subsequently defaulted during the six months ended June 30, 2019 are listed below.

	Number Loans	Pre-Modification Recorded Investment

Consumer Loans	3,351	$ 5,957,308
Real Estate Loans	-	-
Sales Finance Contracts	132	312,212
Total	3,483	$ 6,269,520

TDRs that occurred during the twelve months ended June 30, 2018 and subsequently defaulted during the six months ended June 30, 2018 are listed below.

	Number Loans	Pre-Modification Recorded Investment

Consumer Loans	2,689	$ 4,222,580
Real Estate Loans	-	-
Sales Finance Contracts	74	158,563
Total	2,763	$ 4,381,143

The level of TDRs, including those which have experienced a subsequent default, is considered in the determination of an appropriate level of allowance of loan losses.

Note 3 – Investment Securities

Debt securities available-for-sale are carried at estimated fair value. Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity.  The amortized cost and estimated fair values of these debt securities were as follows:

	As of June 30, 2019		As of December 31, 2018
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Available-for-Sale
Obligations of states and political subdivisions	$ 213,155,064	$ 223,515,554	$ 212,613,724	$ 211,888,274
Corporate securities	130,316	399,015	130,316	311,442
	$ 213,285,380	$ 223,914,569	$ 212,744,040	$ 212,199,716

Held to Maturity
Obligations of states and political subdivisions	$ 381,320	$ 393,529	$ 787,987	$ 793,283

Gross unrealized losses on investment securities totaled $126,086 and $4,415,799 at June 30, 2019 and December 31, 2018, respectively.  The following table provides an analysis of investment securities in an unrealized loss position for which other-than-temporary impairments have not been recognized as of June 30, 2019 and December 31, 2018:

	Less than 12 Months		12 Months or Longer		Total
June 30, 2019	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Obligations of states and political subdivisions	$ -	$ -	$ 9,533,342	$ (126,086)	$ 9,533,342	$ (126,086)

	Less than 12 Months		12 Months or Longer		Total
December 31, 2018	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Obligations of states and political subdivisions	$ 23,436,091	$ (328,667)	$ 63,308,903	$ (4,082,022)	$ 86,744,994	$ (4,410,689)

Held to Maturity:
Obligations of states and political subdivisions	400,812	(5,110)	-	-	400,812	(5,110)

Total	$ 23,836,903	$ (333,777)	$ 63,308,903	$ (4,082,022)	$ 87,145,806	$ (4,415,799)

The previous two tables represent 8 and 103 investments held by the Company at June 30, 2019 and December 31, 2018, respectively, the majority of which are rated “A” or higher by Moody’s and/or Standard & Poor’s.  The unrealized losses on the Company’s investments listed in the above table were primarily the result of interest rate and market fluctuations.  Based on the credit ratings of these investments, along with the consideration of whether the Company has the intent to sell or will be more likely than not required to sell the applicable investment before recovery of amortized cost basis, the Company does not consider the impairment of any of these investments to be other-than-temporary at June 30, 2019 or December 31, 2018.

The Company’s insurance subsidiaries internally designate certain investments as restricted to cover their policy reserves and loss reserves.  Funds are held in separate trusts for the benefit of each insurance subsidiary at U.S. Bank National Association ("US Bank").  US Bank serves as trustee under trust agreements with the Company's property and casualty insurance company subsidiary (“Frandisco P&C”), as grantor, and American Bankers Insurance Company of Florida, as beneficiary.  At June 30, 2019, these trusts held $41.4 million in available-for-sale investment securities at market value.  US Bank also serves as trustee under trust agreements with the Company's life insurance company subsidiary (“Frandisco Life”), as grantor, and American Bankers Life Assurance Company, as beneficiary.  At June 30, 2019, these trusts held $20.6 million in available-for-sale investment securities at market value and $.4 million in held-to-maturity investment securities at amortized cost.  The amounts required to be held in each trust change as required reserves change.  All earnings on assets in the trusts are remitted to the Company's insurance subsidiaries.

Note 4 – Fair Value

Under ASC No. 820, fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The following fair value hierarchy is used in selecting inputs used to determine the fair value of an asset or liability, with the highest priority given to Level 1, as these are the most transparent or reliable.  A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements.

Level 1 -  Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 - Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The following methods and assumptions are used by the Company in estimating fair values of its financial instruments:

Cash and Cash Equivalents:  Cash includes cash on hand and with banks.  Cash equivalents are short-term highly liquid investments with original maturities of three months or less.   The carrying value of cash and cash equivalents approximates fair value due to the relatively short period of time between origination of the instruments and their expected realization.  The estimate of the fair value of cash and cash equivalents is classified as a Level 1 financial asset.

Loans:  The carrying value of the Company’s direct cash loans and sales finance contracts approximates the fair value since the estimated life, assuming prepayments, is short-term in nature.  The fair value of the Company’s real estate loans approximates the carrying value since the interest rate charged by the Company approximates market rate.  The estimate of fair value of loans is classified as a Level 3 financial asset.

Marketable Debt Securities:  The Company values Level 2 securities using various observable market inputs obtained from a pricing service. The pricing service prepares evaluations of fair value for our Level 2 securities using proprietary valuation models based on techniques such as multi-dimensional relational models, and series of matrices that use observable market inputs. The fair value measurements and disclosures guidance defines observable market inputs as the assumptions market participants would use in pricing the asset developed on market data obtained from sources independent of the Company. The extent of the use of each observable market input for a security depends on the type of security and the market conditions at the balance sheet date. Depending on the security, the priority of the use of observable market inputs may change as some observable market inputs may not be relevant or additional inputs may be necessary. The Company uses the following observable market inputs (“standard inputs”), listed in the approximate order of priority, in the pricing evaluation of Level 2 securities: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research data.  State, municipalities and political subdivisions securities are priced by our pricing service using material event notices and new issue data inputs in addition to the standard inputs.  See additional information, including the table below, regarding fair value under ASC No. 820, and the  fair value measurement of available-for-sale marketable debt securities.

Mutual Funds:  The Company estimates the fair value of mutual fund and corporate investments with readily determinable fair values based on quoted prices observed in active markets; therefore, these investments are classified as Level 1.

Senior Debt Securities:  The carrying value of the Company’s senior debt securities approximates fair value due to the relatively short period of time between the origination of the instruments and their expected repayment.  The estimate of fair value of senior debt securities is classified as a Level 2 financial liability.

Subordinated Debt Securities:  The carrying value of the Company’s variable rate subordinated debt securities approximates fair value due to the re-pricing frequency of the securities.  The estimate of fair value of subordinated debt securities is classified as a Level 2 financial liability.

The Company is responsible for the valuation process and as part of this process may use data from outside sources in establishing fair value.  The Company performs due diligence to understand the inputs and how the data was calculated or derived.  The Company employs a market approach in the valuation of its obligations of states, political subdivisions and municipal revenue bonds that are available-for-sale.  These investments are valued on the basis of current market quotations provided by independent pricing services selected by Management based on the advice of an investment manager.  To determine the value of a particular investment, these independent pricing services may use certain information with respect to market transactions in such investment or comparable investments, various relationships observed in the market between investments, quotations from dealers, and pricing metrics and calculated yield measures based on valuation methodologies commonly employed in the market for such investments. Quoted prices are subject to our internal price verification procedures.  We validate prices received using a variety of methods including, but not limited, to comparison to other pricing services or corroboration of pricing by reference to independent market data such as a secondary broker.  There was no change in this methodology during any period reported.

Assets measured at fair value as of June 30, 2019 and December 31, 2018 were available-for-sale investment securities which are summarized below:

Fair Value Measurements at Reporting Date Using
Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	June 30,	Assets	Inputs	Inputs
Description	2019	(Level1)	(Level2)	(Level3)

Corporate securities	$ 399,015	$ 399,015	$ --	$ --
Obligations of states and political subdivisions	223,515,554	--	223,515,554	--
Total	$ 223,914,569	$ 399,015	$ 223,515,554	$ --

		Fair Value Measurements at Reporting Date Using
		Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Description	2018	(Level1)	(Level2)	(Level3)

Corporate securities	$ 311,442	311,442	$ --	$ --
Obligations of states and political subdivisions	211,888,274	--	211,888,274	--
Total	$ 212,199,716	$ 311,442	$ 211,888,274	$ --

Note 5 – Leases

The Company is obligated under operating leases for its branch loan offices and home office locations.  The operating leases are recorded as operating lease right-of-use (“ROU”) assets and operating lease liabilities.  The ROU asset is included in other assets and the corresponding liability is included in accounts payable and accrued expenses on the Company’s condensed consolidated statement of financial position.

ROU assets represent the Company’s right to use an underlying asset during the lease term and the operating lease liabilities represent the Company’s obligations for lease payments in accordance with the lease.  Recognition of ROU assets and liabilities are recognized at the lease commitment based on the present value of the remaining lease payments using a discount rate that represents the Company’s incremental borrowing rate at the lease commitment date or adoption date.  Operating lease expense, which is comprised of amortization of the ROU asset and the implicit interest accreted on the operating lease liability, is recognized on a straight-line basis over the lease term and is recorded in occupancy expense in the condensed consolidated statement of income.

Remaining lease terms range from 1 to 10 years.  The Company’s leases are not complex and do not contain residual value guarantees, variable lease payments, or significant assumptions or judgments made in applying the requirements of Topic 842.  Operating leases with a term of 12 months or less are not recorded on the balance sheet and the related lease expense is recognized on a straight-line basis over the lease term.  At June 30, 2019, the operating lease ROU assets and liabilities were $29.7 million and $30.0 million, respectively.

The table below summarizes our lease expense and other information related to the Company’s operating leases with respect to FASB ASC 842:

Six Months Ended June 30, 2019
Operating lease expense	$ 3,277,747
Other Information:
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$ 3,190,232
Weighted-average remaining lease term – operating leases (in years)	6.66
Weighted-average discount rate – operating leases	5.87%

Lease Maturity Schedule:	June 30, 2019
Remainder of 2019	$ 3,296,428
2020	6,391,958
2021	5,715,137
2022	5,099,362
2023	4,292,493
2024 and thereafter	11,387,781
Total	36,183,159
Less: Interest	(6,226,636)
Present Value of Lease Liability	$ 29,956,523

Note 6 – Commitments and Contingencies

The Company is, and expects in the future to be, involved in various legal proceedings incidental to its business from time to time.  Management makes provisions in its financial statements for legal, regulatory, and other contingencies when, in the opinion of Management, a loss is probable and reasonably estimable.  At June 30, 2019, no such known proceedings or amounts, individually or in the aggregate, were expected to have a material impact on the Company or its financial condition or results of operations.

Note 7 – Income Taxes

Effective income tax rates were approximately 19% and 17% during the three- and six-month periods ended June 30, 2019, respectively, compared to 10% and 13% during the same periods in 2018.

On December 22, 2017, the adoption of the Tax Cuts and Jobs Act of 2017 (the “TCJA”) resulted in significant changes to the U.S. tax code, including a reduction in the maximum federal corporate income tax rate from 35% to 21%, effective January 1, 2018.  The impact of the TCJA was the primary cause of the reduction in the Company’s income tax rates during the quarter just ended compared to the same period a year ago.  The tax rates of the Company’s insurance subsidiaries were also below statutory rates due to investments in tax exempt bonds.

The Company has elected to be, and is, treated as an S corporation for income tax reporting purposes. Taxable income or loss of an S corporation is passed through to and included in the individual tax returns of the shareholders of the Company, rather than being taxed at the corporate level.  Notwithstanding this election, income taxes are reported for, and paid by, the Company's insurance subsidiaries, as they are not allowed by law to be treated as S corporations, as well as for the Company in Louisiana, which does not recognize S corporation status.

Note 8 – Credit Agreement

Effective September 11, 2009, the Company entered into a credit facility with Wells Fargo Preferred Capital, Inc.  The credit agreement provides for borrowings of up to $100.0 million or 70% of the Company's net finance receivables (as defined in the credit agreement), whichever is less and has a maturity date of December 31, 2019.  Available borrowings under the credit agreement were $24.2 million and $46.8 million at June 30, 2019 and December 31, 2018, at interest rates of 5.50% and 5.74%, respectively.  The credit agreement contains covenants customary for financing transactions of this type.  At June 30, 2019, the Company believes it was in compliance with all covenants.

Note 9 – Related Party Transactions

The Company engages from time to time in transactions with related parties.  The Company has an outstanding loan to a real estate development partnership of which one of the Company’s beneficial owners is a partner.  Balance on the commercial loan (including principal and accrued interest) was $1,604,987 at June 30, 2019.  The Company also has a loan for premium payments to a trust of an executive officer’s irrevocable life insurance policy.  The principal balance on this loan at June 30, 2019 was $400,678.  Please refer to the disclosure contained in Note 11 “Related Party Transactions” in the Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2018 for additional information on related party transactions.

Note 10 – Segment Financial Information

The Company discloses segment information in accordance with FASB ASC 280.  FASB ASC 280 requires companies to determine segments based on how management makes decisions about allocating resources to segments and measuring their performance.  The Company maintains eight operating divisions, with one reportable business segment.

The Company has eight divisions which comprise its operations:  Division I through Division V, Division VII, Division VIII and Division IX.  Each division consists of branch offices that are aggregated based on vice president responsibility and geographic location.  Division I consists of offices located in South Carolina.  Offices in North Georgia comprises Division II, Division III consists of offices in South Georgia and Division IX consists of offices in West Georgia.  Division IV represents our Alabama offices, Division V represents our Mississippi offices, Division VII represents our Tennessee offices and Division VIII represents our Louisiana offices.

Accounting policies of each of the divisions are the same as those for the Company as a whole.  Performance is measured based on objectives set at the beginning of each year and include various factors such as division profit, growth in earning assets and delinquency and loan loss management.  All division revenues result from transactions with third parties.  The Company does not allocate income taxes or corporate headquarter expenses to the divisions.

The following table summarizes revenues, profit and assets by each of the Company's divisions.  Also in accordance therewith, a reconciliation to consolidated net income is provided.

	Division	Division	Division	Division	Division	Division	Division	Division
	I	II	III	IV	V	VII	VIII	IX	Total
(in thousands)
Division Revenues:
3 Months ended 6/30/2019	$ 9,130	$ 9,033	$ 8,837	$ 9,360	$ 5,624	$ 5,502	$ 4,856	$ 8,347	$ 60,689
3 Months ended 6/30/2018	$ 7,388	$ 8,023	$ 8,108	$ 8,472	$ 5,046	$ 3,695	$ 3,883	$ 7,090	$ 51,705
6 Months ended 6/30/2019	$ 17,911	$ 17,994	$ 17,498	$ 18,405	$ 11,192	$ 10,682	$ 9,540	$ 16,552	$ 119,774
6 Months ended 6/30/2018	$ 14,535	$ 16,016	$ 15,950	$ 17,060	$ 10,172	$ 7,202	$ 7,900	$ 14,405	$ 103,240

Division Profit:
3 Months ended 6/30/2019	$ 3,121	$ 3,406	$ 3,787	$ 3,026	$ 1,490	$ 1,209	$ 1,066	$ 2,816	$ 19,921
3 Months ended 6/30/2018	$ 2,509	$ 3,443	$ 3,393	$ 2,818	$ 1,512	$ 547	$ 818	$ 2,609	$ 17,649
6 Months ended 6/30/2019	$ 6,221	$ 7,276	$ 7,568	$ 6,069	$ 3,022	$ 2,464	$ 2,264	$ 5,981	$ 40,865
6 Months ended 6/30/2018	$ 4,969	$ 6,554	$ 6,792	$ 6,090	$ 3,267	$ 1,018	$ 1,784	$ 5,389	$ 35,863

Division Assets:
6/30/2019	$ 97,487	$ 102,464	$ 95,027	$ 117,871	$ 61,570	$ 65,096	$ 52,437	$ 92,194	$ 684,146
12/31/2017	$ 86,315	$ 96,884	$ 89,411	$ 107,401	$ 56,240	$ 55,032	$ 45,518	$ 84,381	$ 621,182

	3 Months Ended 6/30/2019	3 Months Ended 6/30/2018	6 Months Ended 6/30/2019	6 Months Ended 6/30/2018
	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)
Reconciliation of Revenues:
Total revenues from reportable divisions	$ 60,689	$ 51,705	$ 119,774	$ 103,240
Corporate finance charges earned, not allocated to divisions	31	26	65	51
Corporate investment income earned, not allocated to divisions	1,884	1,800	3,672	3,517
Timing difference of insurance income allocation to divisions	1,566	1,588	3,403	2,984
Other revenue not allocated to divisions	3	24	7	31
Consolidated Revenues	$ 64,173	$ 55,143	$ 126,921	$ 109,824

	3 Months Ended 6/30/2019	3 Months Ended 6/30/2018	6 Months Ended 6/30/2019	6 Months Ended 6/30/2018
	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)
Reconciliation of Profit:
Profit per division	$ 19,921	$ 17,649	$ 40,865	$ 35,863
Corporate earnings not allocated	3,484	3,438	7,147	6,584
Corporate expenses not allocated	(18,643)	(13,044)	(37,923)	(29,895)
Income taxes not allocated	(901)	(784)	(1,724)	(1,578)
Consolidated Net Income	$ 3,861	$ 7,259	$ 8,365	$ 10,974

BRANCH OPERATIONS

Joseph R. Cherry	Vice President
Shelia H. Garrett	Vice President
John B. Gray	Vice President
Jennifer C. Purser	Vice President
M. Summer Clevenger	Vice President
J. Patrick Smith, III	Vice President
Marcus C. Thomas	Vice President
Michael J. Whitaker	Vice President

REGIONAL OPERATIONS DIRECTORS

Sonya Acosta	Jimmy Fairbanks	Becki Lawhon	Faye Page
Maurice Bize	Chad Frederick	Jeff Lee	Max Pickens
Derrick Blalock	Peyton Givens	Tammy Lee	Hilda Phillips
Nicholas Blevins	Kim Golka	Lynn Lewis	Ricky Poole
Ron Byerly	Tabatha Green	Jeff Lindberg	Gerald Rhoden
Keith Chavis	Brian Hill	Jimmy Mahaffey	Anthony Seney
Bryan Cook	Tammy Hood	Sylvia McClung	Mike Shankles
Richard Corirossi	Gail Huff	Marty Miskelly	Greg Shealy
Joe Daniel	Jerry Hughes	William Murrillo	Cliff Snyder
Chris Deakle	Steve Knotts	Josh Nickerson	Melissa Stewart
Dee Dee Dunham	Judy Landon	Mike Olive	Harriet Welch
Carla Eldridge	Sharon Langford	Deloris O’Neal	Robert Whitlock

BRANCH OPERATIONS

ALABAMA
Adamsville	Brewton	Fayette	Jasper	Oxford	Scottsboro
Albertville	Center Point	Florence	Mobile	Ozark	Selma
Alexander City	Clanton	Fort Payne	Moody	Pelham	Sylacauga
Andalusia	Cullman	Gadsden	Moulton	Prattville	Tallassee
Arab	Decatur	Hamilton	Muscle Shoals	Robertsdale	Troy
Athens	Dothan (2)	Huntsville (2)	Opelika	Russellville (2)	Tuscaloosa
Bay Minette Bessemer	Enterprise	Jackson	Opp	Saraland	Wetumpka
GEORGIA
Acworth	Canton	Dalton	Greensboro	Manchester	Swainsboro
Adel	Carrollton	Dawson	Griffin	McDonough	Sylvania
Albany (2)	Cartersville	Douglas (2)	Hartwell	Milledgeville	Sylvester
Alma	Cedartown	Douglasville	Hawkinsville	Monroe	Thomaston
Americus	Chatsworth	Dublin	Hazlehurst	Montezuma	Thomasville
Athens (2)	Clarkesville	East Ellijay	Helena	Monticello	Thomson
Augusta	Claxton	Eastman	Hinesville (2)	Moultrie	Tifton
Bainbridge	Clayton	Eatonton	Hiram	Nashville	Toccoa
Barnesville	Cleveland	Elberton	Hogansville	Newnan	Tucker
Baxley	Cochran	Fayetteville	Jackson	Perry	Valdosta
Blairsville	Colquitt	Fitzgerald	Jasper	Pooler	Vidalia
Blakely	Columbus (2)	Flowery Branch	Jefferson	Richmond Hill	Villa Rica
Blue Ridge	Commerce	Forest Park	Jesup	Rome	Warner Robins (2)
Bremen	Conyers	Forsyth	Kennesaw	Royston	Washington

BRANCH OPERATIONS
(Continued)

Brunswick	Cordele	Fort Valley	LaGrange	Sandersville	Waycross
Buford	Cornelia	Ft. Oglethorpe	Lavonia	Sandy Springs	Waynesboro
Butler	Covington	Gainesville	Lawrenceville	Savannah	Winder
Cairo	Cumming	Garden City	Macon	Statesboro
Calhoun	Dahlonega	Georgetown	Madison	Stockbridge

LOUISIANA
Abbeville	Covington	Hammond	LaPlace	Morgan City	Ruston
Alexandria	Crowley	Houma	Leesville	Natchitoches	Slidell
Baker	Denham Springs	Jena	Marksville	New Iberia	Sulphur
Bastrop	DeRidder	Kenner	Marrero	Opelousas	Thibodaux
Baton Rouge	Eunice	Lafayette	Minden	Pineville	West Monroe
Bossier City	Franklin	Lake Charles	Monroe	Prairieville	Winnsboro

MISSISSIPPI
Amory	Columbia	Gulfport	Kosciusko	Olive Branch	Ridgeland
Batesville	Columbus	Hattiesburg	Magee	Oxford	Ripley
Bay St. Louis	Corinth	Hazlehurst	McComb	Pearl	Senatobia
Booneville	D’Iberville	Hernando	Meridian	Philadelphia	Starkville
Brookhaven	Forest	Houston	New Albany	Picayune	Tupelo
Carthage	Greenwood	Iuka	Newton	Pontotoc	Winona
Clinton	Grenada

SOUTH CAROLINA
Aiken	Cheraw	Georgetown	Laurens	North Charleston	Spartanburg
Anderson	Chester	Greenwood	Lexington	North Greenville	Summerville
Batesburg- Leesvile	Columbia	Greer	Manning	North Myrtle Beach	Sumter
Beaufort	Conway	Hartsville	Marion	Orangeburg	Union
Boling Springs	Dillon	Irmo	Moncks Corner	Rock Hill	Walterboro
Camden	Easley	Lake City	Myrtle Beach	Seneca	Winnsboro
Cayce	Florence	Lancaster	Newberry	Simpsonville	York
Charleston	Gaffney

TENNESSEE
Athens	Crossville	Gallatin	Lafayette	Maryville	Savannah
Bristol	Dayton	Greeneville	LaFollette	Morristown	Sevierville
Clarksville	Dickson	Hixson	Lebanon	Murfreesboro	Smyrna
Cleveland	Dyersburg	Jackson	Lenior City	Newport	Tazewell
Columbia	Elizabethton	Johnson City	Lexington	Powell	Tullahoma
Cookeville	Fayetteville	Kingsport	Madisonville	Pulaski	Winchester

DIRECTORS

Ben F. Cheek, IV Chairman 1st Franklin Financial Corporation	John G. Sample, Jr. CPA

Ben F. Cheek, III Vice Chairman 1st Franklin Financial Corporation	C. Dean Scarborough Retired Retail Business Owner

A. Roger Guimond Executive Vice President and Chief Financial Officer 1st Franklin Financial Corporation	Keith D. Watson Chairman Bowen & Watson, Inc.

Jim H. Harris, III Retired Founder / Co-owner Unichem Technologies Retired Founder / Owner / President Moonrise Distillery

EXECUTIVE OFFICERS

Ben F. Cheek, IV Chairman

Ben F. Cheek, III Vice Chairman

Virginia C. Herring President and Chief Executive Officer

A. Roger Guimond Executive Vice President and Chief Financial Officer

Ronald F. Morrow Executive Vice President and Chief Operating Officer

Daniel E. Clevenger, II Executive Vice President - Compliance

C. Michael Haynie Executive Vice President - Human Resources

Kay S. O'Shields Executive Vice President – Chief Learning Officer

Chip Vercelli Executive Vice President – General Counsel

Joseph A. Shaw Executive Vice President – Chief Information Officer

Nancy M. Sherr Executive Vice President – Chief Marketing Officer

Lynn E. Cox Vice President / Corporate Secretary and Treasurer

LEGAL COUNSEL

Jones Day 1420 Peachtree Street, N.E. Suite 800 Atlanta, Georgia 30309-3053

INDEPENDENT AUDITORS

Deloitte & Touche LLP 191 Peachtree Street, N.E. Atlanta, Georgia 30303